UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 1, 2006

GOAMERICA, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	0-29359	22-3693371
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 HACKENSACK AVENUE, HACKENSACK, NJ 07601
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (201) 996-1717

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM. 8.01 OTHER EVENTS

On March 1, 2006, GoAmerica, Inc. (the “Company”) announced its receipt of a letter from Hands On, dated March 1, 2006, in which Hands On purportedly terminates the merger agreement among the parties.

The Company has issued a press release regarding its receipt of Hands On’s purported termination letter.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

Exhibit 99.1 Press Release of GoAmerica, Inc. dated March 2, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOAMERICA, INC.

By:	/s/ Daniel R. Luis
Daniel R. Luis Chief Executive Officer

Dated: March 2, 2006

Exhibit Index

Exhibit 99.1  Press Release of GoAmerica, Inc. dated March 2, 2006